CONSENT RESOLUTION OF THE
BOARD OF DIRECTORS OF
RECYCLENET CORPORATION

The undersigned, being all of the directors of RecycleNet Corporation (“Company”), hereby consent to and ratify the corporate actions described herein.

WHEREAS, the Company has formed a wholly-owned subsidiary, Scrap China Corporation (“Scrap China”), a development stage company with a specific business plan to develop Secondary Commodity Clearinghouse services for scrap materials imported into China. This service is a new and different line of business from the Company’s current lines of business; and

WHEREAS, the directors believe that the growing potential for business in China demands separate attention from the core business of the Company and that greater success may be achieved by a distinct separation of the business lines; and

WHEREAS, the directors believe that the Company and Scrap China should focus on their respective business lines of business in order to, among other reasons, allow both companies the ability to do business with each others competitors, if any, and enhance access to financing by allowing the financial community to focus on the separate business lines of the Company and Scrap China; and

WHEREAS, the directors of the Company are aware that Scrap China may, at some time in the future, implement a stock-based business incentive program for its employees; and

WHEREAS, the directors of the Company believe that additional value to its shareholders would be achieved by declaring a dividend of all of Scrap China’s shares owned by the Company on a strictly pro-rata basis among the Company’s common shareholders; and

WHEREAS, the directors deem it desirable that its shareholders provide no consideration for such dividend; and

WHEREAS, Scrap China is a reporting company under the Securities Exchange Act of 1934, will have been subject to the reporting requirements there under for more than 90 days prior to the record date of the dividend, and it is anticipated that as of the record date, Scrap China will be current in its reporting requirements; and

NOW, THEREFORE, IT IS

RESOLVED, that the Company’s directors hereby declare a dividend of all of the shares of Scrap China Corporation owned by the Company, payable, for no reciprocal consideration, to its common shareholders of record as at the close of business on January 20, 2006; and

FURTHER RESOLVED, that the dividend shall be on a pro-rata basis only to all of the Company’s common shareholders; and

FURTHER RESOLVED, that the Company’s common shareholders of record as at the close of business on January 20, 2006, shall receive 1 share of Scrap China for each 10 shares of the Company held as of that date; and

FURTHER RESOLVED, that fractional shares, if any, based upon the foregoing ratio shall be rounded up to a whole share for fractions in excess of 50% and shall be rounded down for fractions of 50% or less; and

FURTHER RESOLVED, the dividend will be subject to Scrap China being current in its reporting requirements under the Securities Exchange Act of 1934 as of the date of the payment of the dividend; and

FURTHER RESOLVED, that pursuant to the Company’s reporting requirements under the Securities Act of 1934, including preparing and filing a Form 8-K as necessary, and any other information pursuant to Regulation F-D under federal securities laws and regulations, the proper officers of the Company will provide in advance of the date of record of the spin-off, public disclosure about the ratio used to compute the number of shares distributed in Scrap China for each common share held in the Company, fractional shares, and the expected tax consequences of the spin-off; and

FURTHER RESOLVED, that the proper officers of the Company are hereby authorized and empowered to do any and all things and perform any and all acts necessary to effectuate the foregoing resolutions.

DATED this 24th day of November, 2005.

/s/ Paul Roszel
Paul Roszel

/s/ Richard Ivanovick
Richard Ivanovick

/s/ Keith Deck
Keith Deck